UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

1 Temasek Avenue

#10-02 Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 28, 2023, Grindrod Shipping Holdings Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the three months and nine months ended September 30, 2023. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Press Release of Grindrod Shipping Holdings Ltd. dated November 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: November 28, 2023	/s/ Edward Buttery
	Name:	Edward Buttery
	Title:	Chief Executive Officer